August 31, 2010

Ronald A. Fromm
Chief Executive Officer
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, MO

**Re: Brown Shoe Company, Inc.**
**Form 10-K for Fiscal Year Ended January 30, 2010**
**Filed March 31, 2010**
**File No. 1-02191**

Dear Mr. Fromm:

We have reviewed your August 13 supplemental response to our comments regarding the above mentioned filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Exhibits

1. We reissue comment two from our letter dated July 30, 2010. We note that exhibits 10.5f(1) and 10.5f(2), have been filed in the form of the agreement and do not disclose performance targets. Please confirm that you will file the actual agreements once entered into. Please see Instruction 1 to Item 601(b)(10) of Regulation S-K. The omission of the targets fall within the Instruction.

You may contact John Archfield (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters.

Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc:  Ronald A. Fromm, Chief Executive Officer
Via facsimile to (314) 854-4205